 EXHIBIT 99.1

TD Bank Group Management Proxy Circular Now Available; New Director Nominee Announced

TORONTO, March 4, 2025 - TD Bank Group ("TD" or the "Bank") today announced that it has filed its notice of annual meeting of common shareholders and management proxy circular (“Circular”) with securities regulators. The document is also available online at https://www.td.com/ca/en/about-td/for-investors/investor-relations/annual-meetings.

The Circular contains information for shareholders regarding TD's annual meeting, including how shareholders can participate at the meeting and exercise their voting rights on the election of TD's refreshed Board of Directors, the appointment of TD's auditor, and shareholder proposals. Information regarding an advisory vote by shareholders on TD’s approach to executive compensation is also disclosed in the Circular. The meeting is scheduled to be held in person on April 10, 2025, at 9:30 a.m. EDT at the Design Exchange in Toronto and via a live simultaneous webcast. Meeting details can be found here: https://www.td.com/ca/en/about-td/for-investors/investor-relations/annual-meetings.

This year, the Bank is using notice-and-access to deliver the Circular to its shareholders. These documents can be found online at https://www.td.com/ca/en/about-td/for-investors/investor-relations/annual-meetings, the website of our transfer agent at www.meetingdocuments.com/tsxt/td/, and on SEDAR+ and EDGAR. Shareholders may also request a paper copy of these documents as indicated in the notice of availability of meeting materials, which are being mailed to common shareholders, and in the Circular.

The Bank reminds shareholders that they can, and are encouraged to, vote their shares in advance of the meeting using the various methods available, including online or telephone voting. Instructions are included in the Circular, which shareholders are encouraged to read carefully.

"We encourage shareholders to read the Circular to learn more about the significant actions TD has taken to deliver accountability and strengthen oversight, remediate our U.S. AML program and bring experienced new leaders to the Board," said Alan MacGibbon, Chair of the Board, TD Bank Group. “Under the leadership of our new CEO, Raymond Chun, TD is moving decisively to drive change, build for the future, earn the ongoing confidence of our shareholders and deliver long-term value."

New Director Nominee

As highlighted in the Circular, Ana Arsov will stand for election at the meeting as a new director nominee. Ms. Arsov joins the other highly qualified leaders with experience in global banking, governance, risk management, and regulatory compliance. Ms. Arsov is the former Global Co-Head of Financial Institutions and Global Head of Private Credit at Moody’s Ratings, the credit rating business of Moody’s Corporation, where she led the oversight and management of ratings and research for rated financial institutions and initiated and led the analytical oversight of the private markets. As part of her role at Moody’s, Ms. Arsov also assessed environmental, social and governance risks within the banking sector.

"We are pleased that Ana has agreed to join the Board. TD will benefit from her experience and deep understanding of the banking and financial services industry, including strategic planning, risk management, and regulatory matters," said Mr. MacGibbon. "With the announcement of five new directors joining the Board this year, TD is delivering important renewal and adding new skills and perspectives to the Board to oversee the next chapter in TD's successful journey."

Shareholder Questions and Voting Assistance

Shareholders who have questions relating to the meeting or require assistance with voting their shares, may contact TD’s proxy solicitation agent, Laurel Hill Advisory Group, at:

North American Toll Free: 1-877-452-7184 (+1 416-304-0211 for shareholders outside North America)

By Email: assistance@laurelhill.com

Caution Regarding Forward-Looking Information

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media, and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis (“2024 MD&A”) in the Bank’s 2024 Annual Report under the heading “Economic Summary and Outlook”, under the headings “Key Priorities for 2025” and “Operating Environment and Outlook” for the Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking segments, and under the heading “2024 Accomplishments and Focus for 2025” for the Corporate segment, and in other statements regarding the Bank’s objectives and priorities for 2025 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank’s anticipated financial performance.

Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “outlook”, “plan”, “goal”, “target”, “possible”, “potential”, “predict”, “project”, “may”, and “could” and similar expressions or variations thereof, or the negative thereof, but these terms are not the exclusive means of identifying such statements. By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties - many of which are beyond the Bank’s control and the effects of which can be difficult to predict - may cause actual results to differ materially from the expectations expressed in the forward-looking statements.

Risk factors that could cause, individually or in the aggregate, such differences include: strategic, credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), operational (including technology, cyber security, process, systems, data, third-party, fraud, infrastructure, insider and conduct), model, insurance, liquidity, capital adequacy, legal and regulatory compliance (including financial crime), reputational, environmental and social, and other risks.

Examples of such risk factors include general business and economic conditions in the regions in which the Bank operates (including the economic, financial, and other impacts of pandemics); geopolitical risk (including the potential impact of new or elevated tariffs); inflation, interest rates and recession uncertainty; regulatory oversight and compliance risk; risks associated with the Bank’s ability to satisfy the terms of the global resolution of the investigations into the Bank’s U.S. Bank Secrecy Act (BSA)/anti-money laundering (AML) program; the impact of the global resolution of the investigations into the Bank’s U.S. BSA/AML program on the Bank’s businesses, operations, financial condition, and reputation; the ability of the Bank to execute on long-term strategies, shorter-term key strategic priorities, including the successful completion of acquisitions and dispositions and integration of acquisitions, the ability of the Bank to achieve its financial or strategic objectives with respect to its investments, business retention plans, and other strategic plans; technology and cyber security risk (including cyber-attacks, data security breaches or technology failures) on the Bank’s technologies, systems and networks, those of the Bank’s customers (including their own devices), and third parties providing services to the Bank; data risk; model risk; fraud activity; insider risk; conduct risk; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third-parties; the impact of new and changes to, or application of, current laws, rules and regulations, including without limitation consumer protection laws and regulations, tax laws, capital guidelines and liquidity regulatory guidance; increased competition from incumbents and new entrants (including Fintechs and big technology competitors); shifts in consumer attitudes and disruptive technology; environmental and social risk (including climate-related risk); exposure related to litigation and regulatory matters; ability of the Bank to attract, develop, and retain key talent; changes in foreign exchange rates, interest rates, credit spreads and equity prices; downgrade, suspension or withdrawal of ratings assigned by any rating agency, the value and market price of the Bank’s common shares and other securities may be impacted by market conditions and other factors; the interconnectivity of financial institutions including existing and potential international debt crises; increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events.

The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk Factors and Management” section of the 2024 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the headings “Significant Events”, “Significant and Subsequent Events” or “Update on U.S. Bank Secrecy Act (BSA)/Anti-Money Laundering (AML) Program Remediation and Enterprise AML Program Improvement Activities“ in the relevant MD&A, which applicable releases may be found on www.td.com.

All such factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, should be considered carefully when making decisions with respect to the Bank. The Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements. Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2024 MD&A under the headings “Economic Summary and Outlook” and “Significant Events”, under the headings “Key Priorities for 2025” and “Operating Environment and Outlook” for the Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking segments, and under the heading “2024 Accomplishments and Focus for 2025” for the Corporate segment, each as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable).

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes.

The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by assets and serves over 27.9 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., and TD Wealth (U.S.); Wealth Management and Insurance, including TD Wealth (Canada), TD Direct Investing, and TD Insurance; and Wholesale Banking, including TD Securities and TD Cowen. TD also ranks among the world's leading online financial services firms, with more than 17 million active online and mobile customers. TD had $2.09 trillion in assets on January 31, 2025. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information: Elizabeth Goldenshtein, Senior Manager, Corporate and Public Affairs, TD Bank Group, elizabeth.goldenshtein@td.com, 416-994-4124